                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                               ---------------------------------
                                                          OMB APPROVAL
                                               ---------------------------------
                                               OMB Number:  3235-0145
                                               Expires:  October 31, 2002
                                               Estimated average burden
                                               hours per response........  14.90
                                               ---------------------------------

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                            (Amendment No. ______)*

                          Oplink Communications, Inc.
                          ---------------------------
                               (Name of Issuer)

                        Common Stock, par value $0.001
                        ------------------------------
                        (Title of Class of Securities)

                                   68375Q106
                                   ---------
                                (CUSIP Number)

              ___________________________________________________
            (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)

CUSIP No. 68375Q106                   13G                      Page 2 of 7 Pages


1                        NAME OF REPORTING PERSON
                         I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

                         Chao-Jung Chang
----------------------------------------------------------------------------------------------------------
2                        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                         (a)
                         (b)
----------------------------------------------------------------------------------------------------------
3                        SEC USE ONLY
----------------------------------------------------------------------------------------------------------
4                        CITIZENSHIP OR PLACE OF ORGANIZATION

                         Taiwan
----------------------------------------------------------------------------------------------------------
       NUMBER OF            5  SOLE VOTING POWER
        SHARES
     BENEFICIALLY
       OWNED BY           -------------------------------------------------------------------------------
         EACH               6  SHARED VOTING POWER
       REPORTING
        PERSON                 14,081,000(1)
         WITH:             -------------------------------------------------------------------------------
                            7  SOLE DISPOSITIVE POWER


                           -------------------------------------------------------------------------------
                            8  SHARED DISPOSITIVE POWER

                               14,081,000(1)
----------------------------------------------------------------------------------------------------------
9                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         14,081,000(1)
----------------------------------------------------------------------------------------------------------
10                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
----------------------------------------------------------------------------------------------------------
11                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                         9.0%
----------------------------------------------------------------------------------------------------------
12                       TYPE OF REPORTING PERSON*

                         IN
----------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 68375Q106                   13G                      Page 3 of 7 Pages


1                        NAME OF REPORTING PERSON
                         I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

                         Chen Hwa Chang
----------------------------------------------------------------------------------------------------------
2                        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                         (a)
                         (b)
----------------------------------------------------------------------------------------------------------
3                        SEC USE ONLY
----------------------------------------------------------------------------------------------------------
4                        CITIZENSHIP OR PLACE OF ORGANIZATION

                         Taiwan
----------------------------------------------------------------------------------------------------------
       NUMBER OF            5  SOLE VOTING POWER
        SHARES
     BENEFICIALLY
       OWNED BY           -------------------------------------------------------------------------------
         EACH               6  SHARED VOTING POWER
       REPORTING
        PERSON                 14,081,000(1)
         WITH:             -------------------------------------------------------------------------------
                            7  SOLE DISPOSITIVE POWER


                           -------------------------------------------------------------------------------
                            8  SHARED DISPOSITIVE POWER

                               14,081,000(1)
----------------------------------------------------------------------------------------------------------
9                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         14,081,000(1)


----------------------------------------------------------------------------------------------------------
10                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
----------------------------------------------------------------------------------------------------------
11                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                         9.0%

----------------------------------------------------------------------------------------------------------
12                       TYPE OF REPORTING PERSON*

                         IN
----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 68375Q106                   13G                      Page 4 of 7 Pages


Item 1.

            (a)  Name of Issuer

                 Oplink Communications, Inc.

            (b)  Address of Issuer's Principal Executive Offices

                 3469 North First Street

                 San Jose, CA  95134

Item 2.

            (a)  Name of Person Filing

                 Chao-Jung Chang

                 Chen Hwa Chang

            (b)  Address of Principal Business Office or, if none, Residence

                 3469 North First Street

                 San Jose, CA  95134

            (c)  Citizenship

                 Chao-Jung Chang          Taiwan

                 Chen Hwa Chang           Taiwan

            (d)  Title of Class of Securities

                 Common Stock

            (e)  CUSIP Number

                 68375Q106

Item 3.  Not Applicable.

Item 4.  Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a)  Amount Beneficially Owned:

                 Chao-Jung Chang          14,081,000(1)

                 Chen Hwa Chang           14,081,000(1)

            (b)  Percent of Class:

                 Chao-Jung Chang          9.0%

                 Chen Hwa Chang           9.0%

            (c)  Number of shares as to which such person has:

                 (i)  Sole power to vote or to direct the vote:

                 (ii) Shared power to vote or to direct the vote:

                 Chao-Jung Chang          14,081,000(1)

                 Chen Hwa Chang           14,081,000(1)

CUSIP No. 68375Q106                   13G                      Page 5 of 7 Pages


                 (iii) Sole power to dispose or to direct the disposition of:


                 (iv)  Shared power to dispose or to direct the disposition of:

                 Chao-Jung Chang          14,081,000(1)
                 Chen Hwa Chang           14,081,000(1)

(1) Includes 14,081,000 shares jointly held by Chao-Jung Chang and Chen Hwa
Chang.

Item 5.  Ownership of Five Percent or Less of a Class

            Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not Applicable.

Item 8.  Identification and Classification of Members of the Group

            Not Applicable.

Item 9.  Notice of Dissolution of a Group

            Not Applicable.

Item 10. Certification

            Not Applicable.

CUSIP No. 68375Q106                   13G                      Page 6 of 7 Pages



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      February 9, 2001
                                      ------------------------------------------
                                                        Date
                                       /s/ Chao-Jung Chang
                                      ------------------------------------------
                                                       Signature

                                       /s/ Chao-Jung Chang
                                      ------------------------------------------
                                                      Name/Title



  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 68375Q106                   13G                      Page 7 of 7 Pages



                                   Exhibit A

                             JOINT FILING STATEMENT

     Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.

Date:  February 9, 2001

                               Chao-Jung Chang


                               /s/ Chao-Jung Chang
                               ------------------------------
                                   Chao-Jung Chang



                                Chen Hwa Chang


                                /s/ Chen Hwa Chang
                                -----------------------------
                                    Chen Hwa Chang